                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25/A
                                               Commission file number: 000-18839

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [X] Form 10-K     [ ] Form 20-F    [ ] Form 11-K     [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  June 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

United American Healthcare Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable


1155 Brewery Park Boulevard, Suite 200
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Detroit, Michigan 48207
--------------------------------------------------------------------------------
City, State and Zip Code

PART III -- NARRATIVE

(3) This Amendment only corrects a typographical error which occurred twice in a single paragraph under the heading "CONCERNING IMPAIRMENT LOSS FOR SOFTWARE SYSTEM," the complete text of which, as amended (corrected), is set forth as follows:


CONCERNING IMPAIRMENT LOSS FOR SOFTWARE SYSTEM

Pursuant to its strategic information technology plan, Registrant purchased a patient care software system from OAO Health Care Systems, to replace the claims processing and payment system it has been using for OmniCare Health Plan ("OmniCare-MI"), a Michigan health maintenance organization administered by Registrant under a management agreement. This purchase was intended to fulfill a requirement of the State of Michigan's Office of Financial and Insurance Services ("OFIS") to implement such a system for OmniCare-MI.


Registrant intended to use the new system for OmniCare-MI initially, but will not do that after its OmniCare-MI management agreement terminates effective November 1, 2002.* The system was not in use by Registrant at and since fiscal 2002 yearend. Management therefore has determined it was prudent to record as of that date an impairment loss equal to the remaining carrying value of the system.


Registrant now expects that the system will be utilized for OmniCare-TN, which has been outsourcing its claims processing function to a third party by contract since the third quarter of fiscal 2001. Registrant is evaluating the capabilities of the new patient care software system for all functions required for OmniCare-TN. It expects to spend much of fiscal year 2003 adapting the system for compliance with Tennessee's laws and regulations, with the intent to implement it for OmniCare-TN by early fiscal 2004. Management believes that when implemented for OmniCare-TN, the system will fulfill OmniCare-TN's patient care information system needs, presently as well as for any significant expansion of membership or territory in Tennessee.



-----------------
* Registrant has received notice from OmniCare-MI that the management agreement will be terminated effective November 1, 2002. The notice was given pursuant to OmniCare-MI's amended rehabilitation plan, which a Michigan circuit court judge approved on July 29, 2002. Registrant previously announced that it anticipated the eventual termination of the OmniCare-MI management agreement back in March 2002, after the Commissioner of OFIS filed a rehabilitation plan for OmniCare-MI.

                     United American Healthcare Corporation
       -------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this amendment to notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 2, 2002              By: /s/ Gregory H. Moses, Jr.
                                       -----------------------------------------
                                       Gregory H. Moses, Jr.
                                          President and Chief Executive Officer



                                       3